June 18, 2019

Rick Maurer
Chief Executive Officer
Netfin Acquisition Corp.
445 Park Avenue, 9th Floor
New York, NY 10022

       Re: Netfin Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted May 22, 2019
           CIK No. 0001776903

Dear Mr. Maurer:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Submission No. 1 on Form S-1 filed May 22, 2019

Overview
Our Management Team , page 2

1. We note that you have included extensive disclosures regarding your management team's prior experience, including that members of your board include "entrepreneurs and investors from Silicon Valley with expertise in fintech, blockchain and data and analytics." Revise to clarify which members aside from Mr. O'Brien have the referenced
       Silicon Valley / fintech experience.
 Rick Maurer
Netfin Acquisition Corp.
June 18, 2019
Page 2




2. You describe the roles that Messrs. Komissarov and Rosenberg have with another special purpose acquisition company, Trident Acquisitions Corp. You also disclose that
         "potential investors and sellers of target businesses will view the fact that members of our management team have previous experience with special purpose acquisition companies as a positive factor." Please revise to identify any other such companies with which members have experience or clarify that the reference is only to Trident.
3. Please provide updated disclosure in this prospectus regarding the particulars of any business combination that Trident consummates prior to effectiveness of the Netfin
         Acquisition registration statement.
Principal Shareholders
Registration Rights , page 104

4. Please revise to include the number of shares which will be registrable under such agreement, once that information is known. Also revise to clarify the timing and composition of the referenced private placements. For example, you refer to a prior placement prior to this offering (cover page) and a private placement that will close
         "simultaneously with the closing of this offering" (page 1).
General

5. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameRick Securities Act, that you, or anyone authorized to do so on your behalf,
       Rule 405 under the Maurer
Comapany NameNetfin Acquisition in reliance on Section 5(d) of the Securities Act, whether or present to potential investors Corp.
June 18, 2019 Page 2 copies of the communications.
       not they retain
FirstName LastName
 Rick Maurer
FirstName LastNameRick Maurer
Netfin Acquisition Corp.
Comapany NameNetfin Acquisition Corp.
June 18, 2019
Page 3
June 18, 2019 Page 3
FirstName LastName
        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at
(202) 551-3707
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources
cc:      Daniel Nussen